Dear Sam,

As a Warhol investor, you know how iconic portraits in recognizable templates can define an artist's market. Alex Katz has built his career on a similar formula—instantly recognizable portraits, repeated imagery, and global museum acclaim.

The key difference? Katz hasn't reached Warhol's auction heights ($4.2M vs $195M record price)—meaning there are still accessible entry points into a market with room to grow long-term. Our latest Katz is [available for $500k](), well below recent similar Katz portrait prices.



Sophie (2003)

Sold For $775,998

March 2024, Christie's



Isca, (2001)

Sold For $841,276

March 2024, Christie's



Darisa, (2015)

Sold For $971,229

March 2025, Christie's



Corinne, (2007)

Available Now: $500,000

September 2025, Masterworks

For investors who understand the strength of Warhol's market model, Katz represents a potential opportunity to capture similar dynamics at a much more accessible level.

Invest in our offering here, and view the offering circular below for full list of similar sales.

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate. Museum affiliation with artists is not an endorsement of Masterworks.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.

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